Hogan Lovells 11th Floor, One Pacific Place 88 Queensway Hong Kong

T +852 2219 0888 F +852 2219 0222 DX No 225017 Wanchai 1 www.hoganlovells.com

May 16, 2024

Stephanie Tang Partner stephanie.tang@hoganlovells.com D +852 2840 5026

VIA EDGAR

Mr. Daniel Duchovny

Office of Mergers and Acquisitions

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	TDCX Inc.

Amendment No.1 to Schedule 13E-3

Filed on April 19, 2024

Filed by TDCX Inc., Laurent Junique, Transformative Investments Pte Ltd,

LLJ Limited and Helium

File No. 005-92939

Dear Mr. Duchovny:

TDCX Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Company”), responds to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter, dated April 26, 2024, with respect to the above-referenced Amendment No.1 to Schedule 13E-3, File No. 005-92939 (the “Amended Schedule 13E-3”) filed on April 19, 2024 by the Company and the other filing persons named therein. For your convenience, the Staff’s comments are repeated below in bold, followed in each case by the responses of the filing persons.

Please note that, except where indicated otherwise, all references to page numbers in the responses are references to the page numbers in the amended transaction statement on Schedule 13E-3 (the “Revised Transaction Statement”) or the Amendment No.2 to the Schedule 13E-3, as the case may be, both of which have been filed concurrently with this letter. All capitalized terms not otherwise defined herein are defined in the Revised Transaction Statement.

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Berlin Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston Johannesburg London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Riyadh Rome San Francisco São Paulo Shanghai Silicon Valley Singapore Sydney Tokyo Warsaw Washington, D.C. Associated Offices: Budapest Jakarta Shanghai FTZ. Business Services Centers: Johannesburg Louisville.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Partners

M Lin

O Chan

D Y C So

C J Dobby

M D R Parsons

N W O Tang

E I Low*

J P Kwan

S K S Li

L H S Leung

A J McGinty

J E M Leitch

B A Phillips

T Liu

J Cheng

Counsel

A D E Cobden

J S F Yim

J Leung

D Lau

S Suen

Z Dong

Foreign Legal Consultants

S Tang

(New York, USA)

B Kostrzewa

(District of Columbia, USA)

*Notary Public

We represent the special committee of the board of directors of the Company (the “Special Committee”). To the extent any response relates to information concerning Laurent Junique, Transformative Investments Pte Ltd, LLJ Limited and Helium, and such other persons involved in the merger as set forth in the Revised Transaction Statement, such response is included in this letter based on information provided to the Special Committee and us by such other persons or their respective representatives.

Amended Schedule 13E-3 filed by TDCX Inc. et al.

Summary, page 3

1.

We note your response to prior comment 1 but note that no revisions have been made to your disclosure and that your Summary and Questions and Answers sections remain, together, nearly 30 pages long. Thus, we reissue the comment.

In response to the Staff’s comment, the transaction statement has been revised. Please refer to the updated disclosure on pages 3-14 for the Summary Term Sheet section and pages 53-68 of the Revised Transaction Statement.

2.	We note your response to prior comment 3 but note that no revisions were made to your disclosure. Thus, we reissue the comment.

In response to the Staff’s comment, the transaction statement has been revised. Please refer to the updated disclosure on page 12 of the Revised Transaction Statement.

Special Factors — Background of the Merger, page 30

3.	Please revise the disclosure on page 38 to describe the nature of the letters you received from minority shareholders after March 8, 2024.

In response to the Staff’s comment, the transaction statement has been revised. Please refer to the updated disclosure on page 25 of the Revised Transaction Statement.

Special Factors — Reasons for the Merger, page 38

4.

We reissue prior comment 5. We note that your revised disclosure does not explain how a filing person that adopted or relied on Houlihan Lokey’s opinion was able to reach a fairness determination with respect to unaffiliated shareholders given that the fairness opinion addresses all shareholders, including affiliated shareholders, who have different interests than unaffiliated shareholders.

In response to the Staff’s comment, the transaction statement has been revised. Please refer to the updated disclosure on page 26 of the Revised Transaction Statement.

*   *   *

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (852) 2840 5026 or by email at stephanie.tang@hoganlovells.com.

Yours sincerely,

/s/ Stephanie Tang
Stephanie Tang

cc:	TAN Yee Peng, Chairlady of the Special Committee of the Board of Directors of TDCX Inc.

Weimin Chen, Managing Director, Houlihan Lokey (China) Limited

Rajeev P. Duggal, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

3